U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-8583, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 28, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

1

Information furnished on this form:

1.	Press release dated February 12, 2003 relating to the final terms of stock acquisition rights to be issued as stock options

2.	Press release dated February 25, 2003 relating to the proposal by the registrant’s board of directors of a stock repurchase program and grant of stock options

Trend Micro Announces Final Terms of Stock Acquisition Rights to be issued as Stock Options

Tokyo, Japan – February 12, 2003 – Trend Micro (TSE: 4704; Nasdaq: TMIC), a worldwide leader in antivirus and Internet content security software and services, today announced that the final terms of Stock Acquisition Rights to be issued as stock options.

1.	Issue date of Stock Acquisition Rights:

February 12, 2003

2.	Number of Stock Acquisition Rights to be issued:

3,999

3.	Number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

1,999,500 shares of common stock of the Company

*The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 500.

4.	Amount to be paid upon exercise of Stock Acquisition Rights:

1,115,000 yen per Stock Acquisition Right (2,230 yen per share)

*The amount to be paid upon exercise of one Stock Acquisition Rights is obtained by multiplying the Tokyo Stock Exchange closing price on February 12 by the number of shares to be issued or transferred upon exercise of one Stock Acquisition Right.

5.	Aggregated amount to be issued or transferred upon exercise of Stock Acquisition Rights:

4,458,885,000 yen

6.	Amount to be accounted for as stated capital:

1,115 yen per share

Notes:

(1) Date of resolution of the board of directors that decided the proposal at the extraordinary general meeting of shareholders:

June 13, 2002

(2) Date of resolution of the extraordinary general meeting of shareholders:

September 12, 2002

(3) Exercise period of the stock acquisition rights:

From November 1, 2003 to October 31, 2007

About Trend Micro

Trend Micro is a leader in antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate, value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit: http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces Stock Repurchase Program and Grant of Stock Options

Tokyo, Japan – February 25, 2003 – Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to obtain an authorization by shareholder resolution to be adopted at the 14th ordinary General Meeting of Shareholders scheduled to be held on March 26, 2003, for (i) the stock repurchase program pursuant to Article 210 of the Japanese Commercial Code, and (ii) the issuance of stock acquisition rights (the “Options”) as stock options without any consideration to directors, employees and advisors of the Company and its subsidiaries and to employees scheduled to be employed under the Articles 280-20 and 280-21 of the Japanese Commercial Code for the purpose of strengthening incentive or morale for the improvement of performance of the Trend Micro Group as well as increasing shareholder value by intensifying business development which focuses on the interests of shareholders.

1.	Stock Repurchase Program

(1)	Purpose of repurchase:

To allow the Company to implement flexible management of capital

(2)	Details of repurchase:

(a)	Type of shares to be repurchased:

Common Shares of the Company

(b)	Total number of shares to be repurchased:

Maximum of 2,500,000 shares (1.9% of total outstanding shares)

(c)	Total repurchase price:

Maximum of ¥5,000,000,000

2.	Grant of Stock Options

(1)	Class of shares to be issued upon the exercise of the Options:

Common shares of the Company

(2)	Number of shares to be issued upon the exercise of the Options:

Up to 4,000,000 shares in aggregate

In the event of stock split or consolidation, the number of shares to be issued upon the exercise of the Options (the “Option Shares”) shall be adjusted using the following formula and any fractions less than one (1) share resulting from such adjustment shall be disregarded.

Number of Shares after Adjustment	=	Number of Shares before Adjustment	x	Split/Consolidation Ratio

In addition, if the adjustment of number of shares becomes necessary in the event of merger or split-off of the Company, etc, then the Company may also adjust the number of the Option Shares.

(3)	Aggregate number of the Options to be issued:

Up to 8,000 in aggregate (The number of the Option Shares is 500 shares per one (1) Option; provided, however, that the adjustment in clause (2) above has been made, it shall also be adjusted accordingly.)

(4)	Issue price of each Option:

No consideration

(5)	Paid-in-price upon the exercise of each Option:

The paid-in-price upon the exercise of the Options (the “Exercise Price”) shall be the closing price of the common shares of the Company established through regular transactions reported by the Tokyo Stock Exchange on the date when the Options will be issued or the immediately preceding date of such date if there is no trading on such date; provided, however, that if such Exercise Price is less than the average price (any fractions less than one (1) yen shall be rounded up) of the daily closing prices of the shares of the Company (including quotations) established through regular transactions and reported by the Tokyo Stock Exchange for a period of thirty (30) trading days (excluding any day on which a closing price is not reported) commencing on the forty fifth (45th) day prior to the immediately following date when the Option will be issued, then the Exercise Price shall be such average price.

In the event of stock split or consolidation, the Exercise Price shall be adjusted using the following formula and any fractions less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	Split/Consolidation Ratio

In the event of issuance of new shares or disposition of treasury stock at a price less than the market price (excluding the exercise of the Options, the subscription rights pursuant to the provision of Article 280-19 of the Commercial Code prior to the amendment on April 1, 2002 and the subscription rights in connection with the bonds with subscription rights pursuant to the provision of Article 341-8 thereof), then the Exercise Price shall be adjusted using the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up.

Exercise Price after Adjustment	=	Exercise Price before Adjustment	x	Number of Shares issued and outstanding	+	Number of Shares newly issued	x	Subscription Price per share

Share Price before new issue

				Number of Shares issued and outstanding		+	Number of Shares newly issued

In the formula above, “Number of Shares issued and outstanding” shall mean the number calculated by the number of shares issued less the number of treasury stock held by the Company and in the event of the disposition of treasury stock, “Number of Shares newly issued” shall be read as “Number of Treasury Stock disposed” and “Share Price before new issue” shall be read as “Share Price before disposition”.

In addition, if the adjustment of number of shares becomes necessary in the event of merger or split-off of the Company, etc, then the Company may also adjust the Exercise Price.

(6)	Exercise period of the Options:

From April 1, 2004 through March 31, 2009

(7)	Conditions on the exercise of the Options:

(a)	Only the person having the Options (the “Optionee”) who is a director, corporate auditor, employee or advisor of the Company or its subsidiary may exercise the Options unless the Board of Directors of the Company approves it has valid reason.

(b)	In the event of death of the Optionee, then the successor(s) of the Optionee may succeed the Options so long as such successor makes necessary arrangement within six (6) month of the Optionee’s death; provided, however, that no successor may exercise the succeeded Options unless such successor exercises such succeeded Options within six (6) month of the Optionee’s death.

(c)	If there is any provision restricting the exercise of the Options for the period set forth in (6) above in the “Share Acquisition Right Grant Agreement” to be entered into between the Company and any person subject to the allocation according to the resolution of this general meeting of shareholders and the Board of Directors, then the Optionees shall exercise the Options in accordance with such provisions.

(d)	Any other condition shall be provided for in the “Share Acquisition Right Grant Agreement”. The Company may, upon grant of the Options, enter into the “Share Acquisition Right Grant Agreement” with the conditions (a) through (c) more restricting the Optionees.

(8)	Events and conditions of cancellation of the Options:

(a)	In the event of the approval of the contract of merger or amalgamation resulting the Company in the defunct company, or the approval by the general meeting of shareholders of the agenda with respect to the approval of the contract of stock exchange or the share transfer resulting the Company in 100% controlled company, then the Company may cancel the Options without any consideration.

(b)	In the event that the Optionee does not satisfy the conditions in sub-clause (a), (b), (c) or (d) of clause (7) above and such Optionee forfeits the Options, then the Company may cancel such Options without any consideration; provided, however, that in this case, the Company may make necessary arrangement for the cancellation in the block after the end of the exercise period.

(9)	Transfer restriction of the Options:

No Option may be transferred or assigned without approval of the Board of Directors.

(10)	The resolution of the Board of Directors to issue the Options shall provide any other details of issue of the Options.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp